

October 16, 2015

Mail Stop 4631

Via E-mail
Mr. Mike Smith
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

      Re: **Crocs, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed March 2, 2015
            Response Dated September 30, 2015
            File No. 0-51754

Dear Mr. Smith:

We have reviewed your response letter dated September 30, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2014 to 2013, page 42

1. We note your response to our comment 1 from our letter dated September 11, 2015. Your intended future disclosure related to the "Effect of Rate Differences" line does not include a discussion related to the tax benefit associated with your "Advance Pricing Agreements." As previously disclosed in your response number 1 in your letter dated August 13, 2015, it appears the tax benefit associated with such agreements increased from $18.4 million in 2013 to $30.4 million in 2014. Given the difference noted, please tell us the nature and describe in more detail how such agreements impacted your effective tax rate and confirm that your intended disclosures will highlight such material impact. Please also tell us and disclose whether the magnitude of these tax benefits is expected to continue or whether there are any known uncertainties regarding the impact

of these agreements on future results. Furthermore, it appears that your effective tax rate was impacted by approximately $2.6 million of additional expense based off a 3.6% rate on $70.9 million of pre-tax earnings. Based on your disclosure on page F-36, it appears that you had a US pre-tax loss of $(34.6) million for 2014. Please tell us and expand your disclosures to discuss the material factors impacting the book/tax differences impacting your pre-tax amounts. In that regard, please ensure your disclosures clearly indicate whether such differences are permanent or temporary and expected to reverse and if so, how much is expected to reverse in the near term. See Item 303(a)(3)(i) and Section 501.12.b.4 of the Financial Reporting Codification.

Item 8: Financial Statements and Supplementary Data
Note 1 – Organization & Summary of Significant Accounting Policies, F-9

2. We note your response to our comment 2 in our letter dated September 11, 2015. It appears that there has been a significant deterioration in the aging of the receivables portfolio. The risks surrounding collectability are increased by your exposure to the adverse developments in China's economy, by the adverse factors which have contributed to recent inventory impairments and excess inventory at the distributor levels and by the fact that many customers have not accepted your offer of discounts in exchange for payment of past due amounts. Section 501.02 of the Financial Reporting Codification requires disclosure of material uncertainties surrounding the recoverability of assets unless management can reasonably conclude that a material impact is not reasonably likely to occur. As such, quantification of the dollar amount of consolidated gross past due receivables along with the aggregate amount of reserves appears necessary for a reader to understand the magnitude of assets at risk. Furthermore, given the material uncertainty around your China operations, quantification of gross and past due receivables in China is appropriate if that portfolio of receivables has materially greater collectability risks than receivables in other markets. As such, please begin providing this information starting with your Form 10-Q as of September 30, 2015. Furthermore, based on your response, it appears that the Company is expected to experience another loss in operations in China in 2015 similar to 2014. Similar to above, this appears to be a known material trend that should also be disclosed in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

3. We note your disclosure in your response to our comment 2 that "On a go forward basis, we are evaluating if collectability is reasonably assured on a distributor by distributor basis to determine if revenue should be recognized for certain distributors on a cash basis." Please tell us what the Company's policy is regarding its evaluation on whether collectability is reasonably assured when determining the appropriate revenue recognition method for its contracts. In providing your response, please tell us the specific factors that the Company considers when deeming that the cash basis of accounting is the more appropriate revenue recognition method and the basis for not recognizing revenue on the

cash basis for your China distributor accounts in prior periods after the difficulties in collectability became known.

4. We note your response to our comment 3 in our letter dated September 11, 2015, and your disclosure that to the extent your distributors do not earn the rebate, you evaluate the collectability of the remaining net receivable balance inclusive of the recorded rebate reserve. Please tell us in more detail what your basis is for concluding that the added rebate program for payment of past due receivables was more akin to a rebate program that should be accounted for under ASC 605-50 and not additional provisions for bad debt under ASC 450-20. In that regard, we note that for your Chinese distributor accounts it appears that the nature of the underlying early rebate program is to provide a concession on previously recorded accounts receivables that you fully intended to collect. In that regard, there does not appear to be a substantive difference between transactions accounted for in your payment of delinquent accounts rebate account and the allowance for doubtful accounts, so it appears that using multiple accounts for these transactions instead of combining the activity within the allowance for doubtful accounts may be confusing for readers and may impair a reader's ability to fully understand your historical bad debt expenses. Therefore, please tell us whether a prospective change combining the activity in the two accounts would be useful. Furthermore, in order to fully understand the basis for your accounting for all active rebate programs, please tell us in detail the nature and specific terms for each of the current rebate programs disclosed to us in your response and how you are accounting for each. In providing your response please provide us with a schedule quantifying the total activity for each program as of September 30, 2015, and also tell us how much of the total liability for each relates to your China operations.

Note 11 – Allowances, page F-35

5. We note your response to comment 5 in our letter dated September 11, 2015. It appears that your response outlines the reasons for the continued increase in the rebate reserve balance, which also includes the sales returns and allowances reserve. However, as previously noted, it appears that there were significant increases in your sales returns and allowances when comparing the six months ended June 30, 2014, and June 30, 2015, even though total revenues have decreased. Additionally, in your response to our comment 5 in your letter dated August 13, 2015, you indicate that your sales returns and allowances are impacted by changes in sales volumes and customer specific adjustments, which appear to be different than the factors impacting the increase in your rebate reserve. As such, please explain in detail the facts and circumstances driving those changes and whether or not any of the changes are also related to the China macro-economic issues and whether this could be an expected trend that you expect to continue.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction